# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DAKTRONICS INC /SD/, CIK 0000915779
CUSIP: 234264109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 Daktronics Drive, Brookings, South Dakota (SD), 57006
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000899140-24-000533
Filed by CIK 0001536411

## Reporting persons
- Duquesne Family Office LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stanley F. Druckenmiller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DAKTRONICS INC /SD/
Address of issuer's principal executive offices: 201 Daktronics Drive, Brookings, South Dakota, 57006

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Duquesne Family Office LLC and (ii) Stanley Druckenmiller.
Address of principal business office or, if none, residence: The address of the principal business office of each of Duquesne Family Office LLC and Stanley Druckenmiller is 40 West 57th Street, 25th Floor New York, New York, 10019.
Citizenship: Duquesne Family Office LLC is a Delaware limited liability company. Mr. Druckenmiller is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Duquesne Family Office LLC: /s/ Stanley Druckenmiller, Stanley Druckenmiller/Chairman and CEO (11/04/2025)
- Stanley F. Druckenmiller: /s/ Stanley Druckenmiller, Stanley Druckenmiller (11/04/2025)